PRESS RELEASE

FOR IMMEDIATE RELEASE


CONTACT INFORMATION:
Karen Chrosniak, Director of Investor Relations
Ed Babcock, VP of Finance
Adelphia Business Solutions
877-496-6704



          ADELPHIA BUSINESS SOLUTIONS, INC ANNOUNCES FOURTH QUARTER AND
                         FULL YEAR RESULTS OF OPERATIONS


                         Coudersport, PA - April 1, 2001




John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ: ADLAC) and Adelphia Business Solutions, Inc. ("the Company") (NASDAQ:
ABIZ) reported results of operations for the Company for the fourth quarter and year which ended on December 31, 2000. Fourth quarter results saw record levels of consolidated operating revenues of $108.9 million. For the year 2000, consolidated operating revenues were a record $352.0 million, or 128% higher than the previous year. Net loss applicable to common stockholders for the fourth quarter totaled $137.3 million, or $1.94 per share, compared with $60.8 million, or $1.01 per share, for the same period in the prior year. Summarized financial results are included in Tables 1, 2, and 3 below.

As presented in Table 1, consolidated revenues increased by 96% to $108.9 million in the December 2000 quarter, from $55.6 million in the December 1999 quarter and were 17% higher than the consolidated revenues of $93.5 million for the September 2000 quarter. Consolidated revenues were comprised of voice revenue (includes local, long-distance and other revenues) of $88.5 million in the December 2000 quarter as compared with $43.8 million in the December 1999 quarter and data revenue (includes internet, dedicated access and data services) of $20.4 million in the December 2000 quarter as compared with $11.8 million in the December 1999 quarter. Average revenue per installed access line in the December 2000 quarter was approximately $50 per month, in line with $51 per month in the prior quarter. Consolidated revenues in the December 2000 quarter included $9.5 million of reciprocal compensation revenue, or 8.7% of revenues. The Company continues to expect calendar 2001 revenues to be approximately $500 million, with first quarter 2001 revenue at approximately the same level as December 2000 quarterly revenue.

Consolidated gross margin as a percent of sales was 47.6% in the December 2000 quarter as compared with 45.6% of sales in the September 2000 quarter. Consolidated EBITDA losses for the December 2000 quarter were $34.2 million versus a $25.2 million EBITDA loss for the September 2000 quarter. Consolidated EBITDA losses were greater than expected due to an additional $15 million charge related to potentially uncollectible accounts receivable associated primarily with internet service providers.

In addition to the Company's EBITDA loss for the December 2000 quarter, the Company recorded a restructuring charge totaling $5.4 million comprised primarily of direct costs associated with the previously announced revision of the Company's business plan from 200 markets to its current 80 market business plan. The Company will record an additional $3.6 million charge to earnings in the first quarter of calendar 2001 for severance costs associated with the related layoff of approximately 210 employees in January 2001.

As a result of continued revenue growth combined with cost reduction efforts associated with the revised business plan, the Company expects EBITDA losses to decrease to approximately $15-17 million for the first quarter of calendar 2001 and to approximately $20-25 million for calendar 2001.

As shown in Table 2, the Company's fourteen Class of 1996 markets continue to demonstrate strong financial results with sequential quarterly revenue growth of 4.8% in the December 2000 quarter and gross margin as a percentage of sales of 72.6%. Revenue for the Class of 1996 markets has increased 56.2% as compared with the December 1999 quarter, with gross margins in excess of 72.5% of revenues for each of the past five quarters. As such, EBITDA for these markets before allocation of corporate overhead has increased 71.8% from an annualized $73.4 million for the December 1999 quarter to an annualized $126.1 million for the December 2000 quarter. Furthermore, from the December 1999 quarter to the December 2000 quarter, the eight Class of 1997/1998 markets' revenues increased 82.6% from $8.1 million to $14.8 million. Gross margins for these markets increased 105.7% during the same period and annualized EBITDA before allocation of corporate overhead increased from $3.4 million to $11.3 million, or to 19.0% of revenues in the December 2000 quarter.

With all nine of the Company's regional Class 5 switches operational in the Class of 1999 markets, the Company's total service resale conversion effort contributed to the improvement of these markets' negative gross margin from a negative 27.4% of revenues in the September 2000 quarter to a negative 17.0% of revenues in the December 2000 quarter on sequential quarterly revenue growth of 18.3%. As such, EBITDA losses before allocation of corporate overhead in these markets were relatively unchanged at negative $26.6 million from the September 2000 quarter to the December 2000 quarter. The Company expects this to be these markets' peak EBITDA loss period, and that EBITDA losses will decrease throughout calendar 2001. The Company believes the results in all of its Class market categories continue to validate its business plan model as a facilities based integrated communications provider.

The Company's focus on collection efforts and accounts receivable during the December 2000 quarter resulted in an improvement in days sales outstanding in accounts receivable from 105 days as of September 30, 2000 to 78 days as of December 31, 2000.

During the December 2000 quarter, the Company and its consolidated subsidiaries invested approximately $233.8 million in capital expenditures related primarily to local market construction, regional network ring activations, and the central office build-out for the Class of 1999 and 2000 markets. Capital expenditures for calendar 2000 totaled $712.8 million. As of December 31, 2000, total gross property, plant and equipment of the Company and its consolidated subsidiaries, was approximately $1.7 billion. The Company's condensed consolidated balance sheets are attached on Table 3.

During the December 2000 quarter, the Company funded a portion of its free cash flow deficit with draws of approximately $150.3 million under a $500.0 million bank credit commitment, $87.5 million in proceeds from the sale to Adelphia of assets in six markets the Company has decided not to pursue in its revised business plan, and increases in working capital. As of December 31, 2000, $500.0 million was drawn on the bank credit facility. The Company expects to fund its projected future cash flow deficits through a combination of additional bank or institutional indebtedness and proceeds from the recently completed common stock rights offering in which Adelphia exercised rights providing the Company with $460.9 million in proceeds.

      A summary of the Company's non-financial statistical information as of December 31, 2000 follows:

                                              Active
                                            ---------
        Local Route Miles                       8,976
        Fiber Strand Miles                    479,223
        Long-Haul Route Miles                   7,879
        Buildings Connected
         on-network with owned facilities       3,173
        Central Offices Connect on-network        299
        Lucent 5ESS Voice Switches                 30
        Data Switches                              26
        Sales Employees                           763
        Total Employees                         2,774
        Average Lines per Customer                 18




Adelphia Business Solutions provides integrated communications services to business customers through its state-of-the-art fiber optic communications network, including local and long distance voice services, messaging, high-speed data and internet services. For more information on Adelphia Business Solutions, or to review an electronic version of this press release visit the Company's web site at http://www.adelphia.com.

The Company will hold its quarterly conference call with investors on Monday, April 2, 2001 at 3:00 p.m. Eastern Standard Time (EST). The conference call can be accessed by dialing 800-521-5439 or 303-267-1006 internationally (passcode 980826). A telephone replay of the conference call will be available immediately following the call and through Friday, April 6, 2001. To access the replay, please dial 800-625-5288 (passcode 980826). In addition, the conference call will be rebroadcast live via the Internet at www.adelphia-abs.com. A recording of the conference call will also be available on the Company's website from April 2, 2001 through April 16, 2001.

The statements in this press release that are not historical facts are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include among others, general economic and business conditions, competitive developments, risks associated with the Company's growth and financings, the cost and availability of capital, the development of the Company's markets, regulatory risks, risks associated with reliance on the performance and financial condition of vendors and customers, dependence on its customers and their spending patterns, the ability of the Company to execute on its business plan and to design and construct fiber optic networks and related facilities, and other risks which are discussed in the Company's filings with the Securities and Exchange Commission. Additional information regarding factors that may affect the business and financial results of Adelphia Business Solutions can be found in the Company's filings with the Securities and Exchange Commission, including the prospectus and most recent prospectus supplement under Registration Statement File No. 333-11142 (formerly No. 333-88927), under the caption "Risk Factors," and the Company's filings under the Securities Exchange Act of 1934. The Company does not undertake to update any forward looking statements in this press release or with respect to matters described herein.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 1 - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)


                                            (Unaudited)
                                            Three Months
                                                Ended                  Year Ended
                                             December 31,              December 31,
                                        ----------------------    ----------------------
                                           1999         2000         1999        2000
                                        ---------    ---------    ---------    ---------

Revenues ............................   $  55,575    $ 108,908    $ 154,575    $ 351,974

Operating expenses:
  Network operations ................      22,488       57,028       58,525      183,314
  Selling, general and administrative      47,269       86,078      140,183      274,890
                                        ---------    ---------    ---------    ---------

  EBITDA (a) ........................     (14,182)     (34,198)     (44,133)    (106,230)
  Restructuring charges .............        --          5,420         --          5,420
  Non-cash stock compensation .......       1,728        1,721        2,432        2,308
  Depreciation and amortization .....      19,955       41,384       65,244      114,614
                                        ---------    ---------    ---------    ---------

Operating loss ......................     (35,865)     (82,723)    (111,809)    (228,572)

Other income (expense):
  Interest income ...................         288        1,229       19,933        3,900
  Interest income-affiliate .........       1,540         --          8,483        6,282
  Interest expense ..................     (17,931)     (38,822)     (74,314)     (81,573)
  Interest expense - affiliate ......        --         (4,812)        --         (7,003)
                                        ---------    ---------    ---------    ---------

Loss before income taxes and
 equity in net loss of joint ventures     (51,968)    (125,128)    (157,707)    (306,966)
Income tax benefit (expense) ........           3         --             (1)        --
                                        ---------    ---------    ---------    ---------

Loss before equity in net loss
  of joint ventures .................     (51,965)    (125,128)    (157,708)    (306,966)

Equity in net loss of joint ventures         (418)      (2,788)      (7,758)      (2,858)
                                        ---------    ---------    ---------    ---------

Net loss ............................     (52,383)    (127,916)    (165,466)    (309,824)

Dividend requirements applicable
 to preferred stock .................      (8,450)      (9,344)     (31,618)     (35,665)
                                        ---------    ---------    ---------    ---------

Net loss applicable to common
 stockholders .......................   $ (60,833)   $(137,260)   $(197,084)   $(345,489)
                                        =========    =========    =========    =========

Basic and diluted net loss per
 weighted average share of
 common stock .......................   $   (1.01)   $   (1.94)   $   (3.47)   $   (4.93)
                                        =========    =========    =========    =========

Weighted average shares of
  common stock outstanding ..........      60,453       70,683       56,739       70,088
                                        =========    =========    =========    =========

(a) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and non-cash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.
Table 2 - Unaudited Combined Results of Original and Expansion Markets Before allocation of Corporate Overhead (a)

                                Quarter Ended December 31, 2000                      Quarter Ended September 30, 2000
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class    Class      Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Revenue ........... $ 81,936  $ 14,825  $ 22,275  $  2,005   $  121,041  $  78,168  $ 14,061  $ 18,829  $   105  $  111,163


Direct Operating
 Expenses .........   22,440     6,365    26,060     2,370       57,235     20,933     6,575    23,986      879      52,373
                    --------  --------  --------  --------   ----------  ---------  --------  --------  -------   ---------

Gross Margin ......   59,496     8,460    (3,785)     (365)      63,806     57,235     7,486    (5,157)    (774)     58,790
Gross Margin
 Percentage .......    72.6%     57.1%    (17.0%)   (18.2%)       52.7%      73.2%     53.2%    (27.4%)      NM       52.9%


Sales, General
 and Administrative
 Expenses .........   27,970     5,644    22,781     6,031       62,426     30,171     5,296    21,689    3,519      60,675
                    --------  --------  --------  --------   ----------  ---------  --------  --------  -------  ----------

EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 31,526  $  2,816  $(26,566) $ (6,396)  $    1,380  $  27,064  $  2,190  $(26,846) $(4,293) $   (1,885)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  -------  ----------
EBITDA as a
 Percentage of
 Revenues .........    38.5%     19.0%   (119.3%)      NM          1.1%      34.6%     15.6%   (142.6%)     NM        (1.7%)


                     December 2000 Quarter vs. September 2000 Quarter
                               Percentage Change Comparison
                    ---------------------------------------------------
                         Original          Expansion
                         Markets            Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------

Revenue ...........     4.8%      5.4%     18.3%        NM         8.9%

Direct Operating
 Expenses .........     7.2%     (3.2%)     8.6%        NM         9.3%
                    --------  --------  --------  --------   ----------

Gross Margin ......     4.0%     13.0%    (26.6%)       NM         8.5%

Sales, General
 and Administrative
 Expenses .........    (7.5%)     6.6%      5.0%        NM         2.9%
                    --------  --------  --------  --------   ----------

EDITDA before
 allocation of
 Corporate
 Overhead (b) .....    16.5%     28.6%      1.0%        NM           NM
                    --------  --------  --------  --------   ----------


(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, grouped by the year or years in which operations commenced. Operating Results are presented before an allocation of Corporate Overhead for network operating control center, engineering and other administrative support functions totaling $23.7 million in the December 2000 quarter and $17.1 million in the September 2000 quarter and before a bad debt provision for previously recorded revenues of $15 million in the December 2000 quarter. The Original Markets include fourteen markets in the Class of 1996 and eight markets in the Class of 1997/1998. The Expansion Markets include thirty markets in the Class of 1999 and twenty-nine markets in the Class of 2000. Amounts presented include results for the six markets sold to Adelphia in December 2000, which markets will not be included in results for subsequent quarters.

(b) Earnings before interest, income taxes, depreciation and amortization, restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

Adelphia Business Solutions, Inc.
Table 2 (Cont.) - Unaudited Combined Results of Original and Expansion Markets Before allocation of Corporate Overhead (a)


                            Quarter Ended December 31, 2000                       Quarter Ended December 31, 1999
                   ----------------------------------------------------  ---------------------------------------------------
                         Original          Expansion                           Original           Expansion
                         Markets            Markets                            Markets             Markets
                    ------------------   -----------------               ------------------   -----------------
(dollars in           Class     Class     Class    Class       Total       Class    Class      Class    Class       Total
 thousands)            of         of       of        of      Operating       of       of         of       of      Operating
                      1996     1997/98    1999      2000     Results(a)     1996    1997/98     1999     2000     Results(a)
                    --------  --------  --------  --------   ----------  ---------  --------  --------  --------  ----------

Revenue ........... $ 81,936  $ 14,825  $ 22,275  $  2,005   $  121,041  $  52,740  $  8,121  $  6,462  $   ---  $   67,053


Direct Operating
 Expenses .........   22,440     6,365    26,060     2,370       57,235     11,221     4,009     7,743      ---      23,073
                    --------  --------  --------  --------   ----------  ---------  --------  --------  -------   ---------

Gross Margin ......   59,496     8,460    (3,785)     (365)      63,806     41,249     4,112    (1,381)     ---      43,980
Gross Margin
 Percentage .......    72.6%     57.1%    (17.0%)   (18.2%)       52.7%      78.6%     50.6%    (21.4%)     ---       65.6%


Sales, General
 and Administrative
 Expenses .........   27,970     5,644    22,781     6,031       62,426     22,911     3,264    14,508      420      41,103
                    --------  --------  --------  --------   ----------  ---------  --------  --------  -------  ----------

EBITDA before
 allocation of
 Corporate
 Overhead (b) ..... $ 31,526  $  2,816  $(26,566) $ (6,396)  $    1,380  $  18,338  $    848  $(15,890) $  (420) $    2,877
                    --------  --------  --------  --------   ----------  ---------  --------  --------  -------  ----------
EBITDA as a
 Percentage of
 Revenues .........    38.5%     19.0%   (119.3%)      NM          1.1%      34.9%     10.4%   (245.9%)     ---         4.3%


                     December 2000 Quarter vs. December 1999 Quarter
                             Percentage Change Comparison
                    ---------------------------------------------------
                         Original          Expansion
                         Markets            Markets
                    ------------------   -----------------
Percent Change        Class     Class     Class    Class       Total
 Comparison            of         of       of        of      Operating
                      1996     1997/98    1999      2000     Results(a)
                    --------  --------  --------  --------   ----------

Revenue ...........    56.2%     82.6%    244.7%        NM        80.5%

Direct Operating
 Expenses .........   100.0%     58.8%    232.2%        NM       148.1%
                    --------  --------  --------  --------   ----------

Gross Margin ......    44.2%    105.7%        NM        NM        45.1%

Sales, General
 and Administrative
 Expenses .........    22.1%     72.9%     57.0%        NM        51.9%
                    --------  --------  --------  --------   ----------

EDITDA before
 allocation of
 Corporate
 Overhead (b) .....    71.9%    232.1%        NM        NM       (52.0%)
                    --------  --------  --------  --------   ----------

(a) Table 2 summarizes operating results before the allocation of corporate overhead for Adelphia Business Solutions' Original and Expansion Markets, grouped by the year or years in which operations commenced. Operating Results are presented before an allocation of Corporate Overhead for network operating control center, engineering and other administrative support functions totaling $23.7 million in the December 2000 quarter and $14.4 million in the December 1999 quarter and before a bad debt provision for previously recorded revenues of $15 million in the December 2000 quarter. The Original Markets include fourteen markets in the Class of 1996 and eight markets in the Class of 1997/1998. The Expansion Markets include thirty markets in the Class of 1999 and twenty-nine markets in the Class of 2000. Amounts presented include results from the six markets sold to Adelphia in December 2000, which markets will not be included in results for subsequent quarters.

(b) Earnings before interest, income taxes, depreciation and amortization restructuring charges, other income/expense and noncash stock compensation ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measure of other companies, management of Adelphia Business Solutions believes that EBITDA is a meaningful measure of performance.

ADELPHIA BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
TABLE 3 - CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)


                                                  December       December
                                                     31,            31,
                                                    1999           2000
                                                 -----------    -----------
ASSETS:
Current assets:
     Cash and cash equivalents ...............   $     2,133    $     3,543
     Due from parent - net ...................       392,629           --
     Due from affiliates - net ...............         6,230           --
     Accounts receivable - net ...............        68,075         79,650
     Other current assets ....................         9,852         14,936
                                                 -----------    -----------
          Total current assets ...............       478,919         98,129

U.S. government securities - pledged .........        29,899           --
Restricted cash ..............................          --           54,178
Investments ..................................        44,066         48,409
Property, plant and equipment - net ..........       943,756      1,534,612
Other assets - net ...........................        67,063        154,138
                                                 -----------    -----------

          Total ..............................   $ 1,563,703    $ 1,889,446
                                                 ===========    ===========

LIABILITIES, PREFERRED STOCK, COMMON STOCK AND
OTHER STOCKHOLDERS' EQUITY (DEFICIENCY):
Current liabilities:

      Accounts payable .......................   $   150,151    $   158,249
      Due to parent-net ......................          --            1,544
      Due to affiliates-net ..................          --            8,067
      Accrued interest .......................        16,566         31,011
      Accrued interest-parent ................          --            7,003
      Other current liabilities ..............        11,029         13,339
                                                 -----------    -----------
          Total current liabilities ..........       177,746        219,213

13% Senior discount notes due 2003 ...........       253,860        291,891
12 1/4% Senior secured notes due 2004 ........       250,000        250,000
12% Senior subordinated notes due 2007 .......       300,000        300,000
Note payable .................................          --          500,000
Other debt ...................................        41,318         48,565
                                                 -----------    -----------
          Total liabilities ..................     1,022,924      1,609,669
                                                 -----------    -----------

12 7/8% Senior exchangeable redeemable
 preferred stock .............................       260,848        297,067
                                                 -----------    -----------

Common stock and other stockholders' equity (deficiency):
  Class A common stock, $0.01 par value,
   800,000,000 shares authorized,
   34,066,587 and 35,848,366 shares
   outstanding, respectively .................           341            358
  Class B common stock, $0.01 par value,
   400,000,000 shares authorized,
   35,371,458 and 35,143,859 shares
   outstanding, respectively .................           354            351
  Additional paid in capital .................       666,021        678,140
  Class B common stock warrants ..............         2,177          1,022
  Unearned stock compensation ................        (5,715)        (4,070)
  Accumulated deficit ........................      (383,247)      (693,071)
                                                 -----------    -----------
          Total common stock and other
           stockholders' equity (deficiency) .       279,931        (17,270)
                                                 -----------    -----------
          Total ..............................   $ 1,563,703    $ 1,889,466
                                                 ===========    ===========